FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1066, 1640 West Hastings Street, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated November 2, 2006- Carswell Property Update

2.

News Release dated November 7, 2006- International KRL Intersects Copper in Four of Nine Holes at the Nor

3.

News Release dated November 23, 2006- International KRL Expands Uranium Portfolio with Acquisition of U Claims Uranium Projects, Yukon Territory

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: 12 December, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

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INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: November 2, 2006

_________________________________________________________________________________

CONDUCTORS CONFIRMED AT INTERNATIONAL KRL’S CARSWELL URANIUM PROJECT

Vancouver, Canada, November 2, 2006 – International KRL Resources Corp. (TSXV:IRK) today announced that it has been advised by ESO Uranium Corp. (ESO) that an extensive ground geophysical exploration program conducted by them in the Western Athabasca Basin in October 2006, covered International KRL’s Carswell project. The Company has been advised that the preliminary results of the ground geophysical horizontal loop electromagnetic survey confirmed a number of conductors that were identified on International KRL’s ground by an airborne geophysical survey.  The ground is the subject of an option agreement enabling ESO to earn a 50% interest.

A Megatem II airborne geophysical survey was carried out by ESO over the property in October 2005. The magnetic signature of International KRL’s ground shows a central low area running NNW-SSE flanked by two higher magnetic regimes and this has some similarity to the magnetic setting for several of the Cluff Lake deposits. The magnetic low is interpreted to indicate metasedimentary rocks that may include graphitic horizons, which if faulted, can form conductive structures. Elsewhere in the Athabasca Basin, such conductors are associated with uranium deposits. Five conductors were identified by the Megatem survey within and subparallel to the central magnetic low.

International KRL’s ground was the subject of various exploration programmes when it was held by Mokta, and its successor company Cogema. Of considerable significance is the discovery during the earlier work, of two trains of radioactive boulders: one on the edge of the Cluff Lake Mine Lease with its probable source on International KRL’s ground near the north east end (up ice end) of the boulder train; the second is on International KRL’s ground close to the north end of the Cluff Lake Mine Lease, where one boulder assayed 16.9% (338 lbs/s.ton) U3O8 and 2.9 g/t gold. The boulder trains both lie down ice from conductors identified by the Megatem survey, which suggests that a possible source may be associated with these conductors.

KRL’s property which covers 5,993 acres (2,425.5 hectares) in the Cluff Structure, otherwise known as the Carswell Dome are flanked by the claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west by the mining claims of the past producing Cluff Lake mine. The mine is reported to have produced over 60 million pounds of U3O8. The mine also recovered by-product gold in the last years of operation.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young”

 _________________
Seamus Young

President and CEO

For Further Information Contact:
International KRL Resources Corp.

Seamus Young, President & CEO

T: 604-689-0299

E: info@krl.net, info@loganresources.ca

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: November 7, 2006

_________________________________________________________________________________

INTERNATIONAL KRL INTERSECTS COPPER IN FOUR OF NINE HOLES AT NOR

Vancouver, Tuesday, November 7, 2006 - International KRL Resources Corp. (TSX-V:IRK) today announced the results of its preliminary diamond drill program at the Nor IOCG project in the Yukon.

Highlights include Hole 009-06 which intersected 20 m of 0.25% Cu (including 7 m of 0.32% Cu) and Hole 005-06 which intersected 2 m of 0.9% Cu (including 1 m of 1.6% Cu) and 5 m of 0.6% Cu (including 3 m of 0.7% Cu).  Nine holes were drilled. Copper mineralization was intersected in four. Results are provided below. The priority uranium targets will be tested this coming season.

The most significant intersection from a geological perspective came from Hole 009-06, which was the last hole drilled in the 2006 field season. As the drilling continued, the geological model was further clarified and the drilling was focused accordingly towards the contact of the Wernecke Breccia and the Proterozoic Fairchild Lake Group Rocks. The model is analogous to the Olympic Dam where mineralization is concentrated on the contacts represented by a change of alteration.  Hole 009-06 was the most successful outcome of this exercise.  In addition, Hole 005-06 intersected the highest grades of 0.9% Cu over 2 m (including 1.6% Cu over 1 m) and 0.6% Cu over 5 m (including 0.7% Cu over 3 m). The intersections from this hole confirmed the surface soil geochem results. The mineralized fraction is a very distinctive zone in the entire geologic package. Please refer to the maps at www.krl.net under Nor project.

“As previously reported by news release dated September 7, 2006, mineralization and alteration is evident over the entire property. These preliminary results have provided valuable information, which has increased our understanding, our drill positioning and our priority targets for next season,” said Mike Hibbitts, P.Geo, Vice President-Exploration.  “This project is massive in size and scale and the Company has just scratched the surface of the potential of this project.  The Olympic Dam deposit model continues to be the best fit for evaluating the Nor project,” he added.

International KRL has doubled its claim block at its Nor IOCG project in the Yukon from 236 claims to 448 claims. The property now covers 23,127 acres (9,363 hectares). The claims were expanded to secure additional ground surrounding the area of interest and the geophysical expression of the Wernecke Breccia.

Additionally, the Company has been negotiating with several drill companies to secure contracts for next season to continue its geological and economic evaluation of the project.

Nor is located on the east side of the Richardson Mountains in the Yukon Territory, approximately 395 km north of Dawson City.  The project bears striking geological, geochemical and geophysical similarities to the Olympic Dam type IOCG deposit in Australia.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

Assaying for the Nor project was completed by Acme Analytical Labs of Vancouver B.C.  A 15-gram sample was leached with 90 ml 2-2-2 HCL and HNO3-H2O at 95 Degrees Centigrade for one hour and analyzed by ICP-MS.  Internal standards and external standards as well as blanks and duplicates were included as part of the program. For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO

T: 604-689-0299 x.223 E: syoung@krl.net

Michael Hibbitts, Vice President, Exploration

T: 604-689-0299 x.228 E. mhibbitts@krl.net

NOR Diamond Drill Results 2006

HOLE_NO	FROM (M)	From	TO (M)	To	WIDTH (M)	WIDTH	% Cu	INTERCEPTS
(Depth, m)		feet		feet		feet
NOR-001-06								No significant intercepts.
(74.06m)
NOR-002-06	14	45.9	15	49.2	1	3.3	0.21
(196.7m)	115	377.2	116	380.5	1	3.3	0.36
	120	393.6	121	396.9	1	3.3	0.11
	176	577.3	177	580.6	1	3.3	0.13
	184	603.5	190	623.2	6	19.7	0.14
NOR-003-06								No significant intercepts.
(471.65m)

NOR-004-06								No significant intercepts.
(91.40m)
NOR-005-06	109	357.5	111	364.1	2	6.6	0.9	Including 1m @ 1.6% Cu.
(259.10m)	114	373.9	126	413.3	12	39.4	0.1	Including 2m @ 0.2% Cu.
	143	469	155	508.4	12	39.4	0.2	Including 1m @ 0.5% Cu.
	161	528.1	163	534.6	2	6.6	0.2
	189	619.9	194	636.3	5	16.4	0.6	Including 3m @ 0.7% Cu.
	220	721.6	235	770.8	15	49.2	0.2	Including 4m @ 0.3% Cu.
NOR-006-06								No significant intercepts.
(199.60m)

NOR-007-06	108	354.2	109	357.5	1	3.3	0.17
(210.67m)	114	373.9	118	387	4	13.1	0.23	Including 1m @ 0.40% Cu.
	127	416.6	128	419.8	1	3.3	0.25
	134	439.5	135	442.8	1	3.3	0.11
	167	547.8	172	564.2	5	16.4	0.17	Including 1m @ 0.29% Cu.

NOR-008-06								No significant intercepts.
(104.88m)
NOR-009-06	5	16.4	25	82	20	65.6	0.25	Including 7m @ 0.32% Cu.
(87.50m)

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: November 23, 2006

_________________________________________________________________________________

INTERNATIONAL KRL RESOURCES EXPANDS URANIUM PORTFOLIO WITH ACQUISITION OF U CLAIMS URANIUM PROJECT, YUKON TERRITORY

Vancouver – November 23, 2006 - International KRL Resources Corp. (TSX-V:IRK) today announced that it has entered into an option agreement with Shawn Ryan of Dawson City, Yukon Territory (the “Agreement”), whereby the Company has been granted an option to acquire a 100% interest in the U Claims Uranium Project. The U Claims Uranium Project consists of 90 mineral claims covering 4,647 acres (1,881 hectares) located approximately 170 km south of Dawson in the Dawson Mining District of the Yukon Territory.

The U claims were explored by Eldorado Nuclear (now Cameco Corporation) in 1978. Several uranium anomalies were identified which are supported by coincident geochemical and radiometric surveys. Due to the worldwide slump in the uranium market at that time, the property then lay dormant.

International KRL completed an expanded soil geochemistry program in late September 2006 in order to focus exploration in the 2007 field season. The results of this program are pending.  Anomalous uranium has long been known to be associated with the Coffee Creek Intrusive group. It is believed that uranium has been concentrated along several structural trends on the U Claims. A NI 43-101 compliant technical report is being prepared on the property.

Under the terms of the agreement, in order to exercise the option the Company must pay the sum of $260,000, issue 750,000 common shares and incur $500,000 of exploration work on the property over a period of five years.  Mr. Ryan has retained a 2% net smelter return royalty, one-half of which may be purchased by the Company for the sum of $1,000,000, and the Company holds a right of first refusal on the balance of the royalty.

The Agreement is subject to the acceptance of the TSX Venture Exchange.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young

President and CEO T: 604-689-0299 x.223 E: syoung@krl.net

Michael Hibbitts, P.Geo

Vice President, Exploration T: 604-689-0299 x.228 E. mhibbitts@krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.